COLUMBIA FUNDS SERIES TRUST II

290 Congress Street

Boston, MA 02210

October 4, 2021

VIA EDGAR

Mr. Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

RE:

Columbia Funds Series Trust II (the Registrant)

Columbia Integrated Large Cap Growth Fund

Columbia Integrated Large Cap Value Fund

Columbia Integrated Small Cap Growth Fund

Columbia Pyrford International Stock Fund

Columbia Ultra Short Municipal Bond Fund

Post-Effective Amendment No. 222 (the Filing) File No. 333-131683 /811-21852

Dear Mr. Cowan:

This letter responds to comments received from the staff of the Securities and Exchange Commission (the Staff) on September 29, 2021 for the Filing filed by and on behalf of the Registrant on behalf of its series, Columbia Integrated Large Cap Growth Fund, Columbia Integrated Large Cap Value Fund, Columbia Integrated Small Cap Growth Fund, Columbia Pyrford International Stock Fund and Columbia Ultra Short Municipal Bond Fund (each, the Fund, or collectively, the Funds).

As reflected in the Filing, the shares registered for offer and sale under the Filing with respect to the Funds will not be offered or sold to any person(s) under this registration statement unless and until the reorganization of the Predecessor Fund(s), each a series of BMO Funds, Inc., into the corresponding Fund as outlined below (each, a Reorganization, or collectively, the Reorganizations) and as contemplated by the registration statement filed on Form N-14 filed by Columbia Funds Series Trust II (File No. 333-258932), is completed.

Predecessor Fund(s)	Corresponding Fund
BMO Large-Cap Growth Fund	Columbia Integrated Large Cap Growth Fund
BMO Large-Cap Value Fund(1) BMO Dividend Income Fund(1) BMO Low Volatility Equity Fund(1)	Columbia Integrated Large Cap Value Fund
BMO Small-Cap Growth Fund	Columbia Integrated Small Cap Growth Fund
BMO Pyrford International Stock Fund	Columbia Pyrford International Stock Fund
BMO Ultra Short Tax-Free Fund	Columbia Ultra Short Municipal Bond Fund

(1)	Unless and until at least one of the reorganizations is completed.

Comments and responses are outlined below.

PROSPECTUS COMMENTS:

All Funds

General:

Comment 1:	Please remember to update the series/class identifiers on EDGAR to reflect the ticker symbols once they are available. See Rule 313 of Regulation S-T.

Response:	The series and class identifiers on EDGAR will be updated to reflect the ticker symbols of the shares for each Fund.

Prospectus Cover:

Comment 2:	Please update the legend on the cover of the prospectuses that references the reorganization as contemplated by the registration statement filed by the Registrant on Form N-14 on or about August 18, 2021, to include the file number of the registration statement.

Response:	Such reference to the Registrant’s registration statement filed on Form N-14 will be revised to include reference to the registration statement file No. 333-258932.

Fees and Expenses of the Fund:

Comment 3:	The following disclosure is not permitted or required under the Fees and Expenses of the Fund section in the summary prospectus. Please move this disclosure in response to Item 12.

You may be required to pay such brokerage commissions and other fees to financial intermediaries when transacting in any class of Fund shares, including those that do not assess any front-end sales charge, contingent deferred sales charge, or other asset-based fee for sales or distribution. Such brokerage commissions and other fees are set by the financial intermediary.

Response:	This disclosure will be moved to Item 12.

Comment 4:	Since this is not a new fund as defined by Item 3 Instruction 6, ‘Other Expenses’ should not be estimated, unless you expect that there will be changes in these expenses that are materially different from the prior fiscal year because of the Reorganization. In that case, (A) Restate the expense information using the current fees as if they had been in effect during the previous fiscal year; and (B) In a footnote to the table, disclose that the expense information in the table has been restated to reflect current fees. See Item 3, Inst. 3(d).

Response:	The amounts for Other Expenses in the table are restated from those of the Predecessor Fund using the current fees of the Fund for share classes that have a corresponding Predecessor Fund share class. The amounts of Other Expenses for other share classes of the Fund (i.e., share classes not offered by a Predecessor Fund) are based on estimated amounts. Accordingly, the footnote will be revised as shown below:

Other expenses have been restated to reflect current fees paid by the Fund and other expenses for [share classes without corresponding Predecessor Fund share classes] are based on estimated amounts for the Fund’s current fiscal year.

Comment 5:	In the last footnote to the Annual Fund Operating Expenses table, please delete the phrase “assuming approval by shareholders of the Reorganization, effective upon the closing of the Reorganization” because the Fund will not launch unless the Reorganization is completed.

Response:	The footnote will be so revised in the definitive filing.

Summary of the Fund — Principal Risks
(revisions should be reflected in the corresponding disclosure in the More Information About the Fund section, as necessary)

Comment 6:	The Fund’s Principal Risks should be presented in order of significance to the Fund rather than in alphabetical order. Please revise. Please see IM Director’s October 2018 speech and IM Guidance 2014-08 (Risk Guidance).

Response:	We have considered this comment and have taken measures across the fund complex to identify, at the very beginning of each Fund’s Principal Risks discussion, what the Fund views as its main principal risks, which is meant to guide investors as to the few key risks of investing in the Fund. We believe this approach to be consistent with the intent and spirit of ADI 2019-08. Also, the Funds note that the Commission has proposed amendments in this regard (https://www.sec.gov/rules/proposed/2020/33-10814.pdf), so the Funds, with all due respect, prefer to await final Commission guidance in this regard before instituting an approach to disclosure that does not align to any potential Commission guidance in this regard.

Comment 7:	In the first paragraph under Principal Risks, replace “these and other” with “the.”

Response:	Please see response to Comment 6 above.

Comment 8:	In the first paragraph under Principal Risks, please delete the risks listed in the first sentence. There is no reason to call these out. All of the risks set forth below are to be principal risks.

Response:	Please see response to Comment 6 above.

Performance Information

Comment 9:	In the first sentence in the Performance Information paragraph, delete “Predecessor”. This should only reference “the Fund” because the Fund is adopting the Predecessor Fund’s performance.

Response:	This disclosure will be so revised in the definitive filing.

Comment 10:	Please state that the bar chart does not reflect sales charges, and if it did, performance would be lower.

Response:	The statement will be included for bar charts that reflect the performance of a share class that assesses a sales charge. Otherwise, the disclosure will not appear as it is not applicable.

Comment 11:	Please delete the sentence that describes the difference between the sales charge assessed by the Predecessor Fund and the Fund. The prior sentence already states that the Average Annual Returns table reflects the applicable sales load in the Fee Table (i.e., 5.75% for Class A). Instead, add that the annual average returns have not been adjusted for other Fund fees and expenses, if true.

Response:	The disclosure will be modified to reflect that the performance shown is that of the corresponding share class of the Predecessor Fund and no adjustments have been made to reflect current fees and expenses of the Fund. The disclosure will be further modified to reflect that, if performance had been adjusted to reflect current fees and expenses of the Fund, returns would be lower for all periods.

Comment 12:	Please revise the last sentence of the first paragraph to name the other share classes and revise the last phrase to “therefore, no performance information is shown.”

Response:	The sentence will be so revised in the definitive filing.

Fund Management

Comment 13:	Please indicate whether the portfolio managers are jointly and primarily responsible for day-to-day management of the Funds.

Response:	The disclosure will be revised to reflect that each of the Funds is co-managed by each of the portfolio managers.

More Information About the Fund — Principal Risks

Comment 14:	Please note that, other than Active Management Risk, the risk disclosure in the More Information About the Fund section is identical to the risk disclosure in the Summary of the Fund section. Please revise.

Response:	We appreciate the Staff’s comment and have reviewed IM Guidance 2014-08. In our view, the disclosure of principal risks and principal investment strategies of investing in the Fund in response to Item 4 accurately summarizes the key information that is important to an investor decision and we do not believe the Item 4 disclosure reflects long, complex and detailed descriptions of principal risks and principal investment strategies that are dense and not user-friendly, as discussed in IM Guidance 2014-08. Certain principal risk and principal investment strategy disclosures provided in response to Item 9 are identical to those provided in response to Item 4 which reflects our view that, in such instances, expanding on the key information provided in response to Item 4 would not add significant incremental benefit to making an investment decision. While we understand that information disclosed in response to Item 4 need not be repeated in response to Item 9, we believe omitting such information in response to Item 9 could result in investor confusion and misunderstanding of the principal risks and principal investment strategies of investing in the Fund.

More Information About the Fund — Additional Investment Strategies and Policies

Comment 15:	Please consider disclosing non-principal risks and investment strategies in the Fund’s Statement of Additional Information rather than in the Fund’s prospectus. The Staff believes that including this disclosure in the prospectus may overwhelm other important information. See ADI 2019-08.

Response:	After giving consideration to the comment, the Registrant elects to include certain information, including certain investment strategies and the risks thereof that are not principal investment strategies of the Fund, in the prospectus in accordance with General Instruction C.3(b) of Form N-1A.

Comment 16:	The prospectus disclosure reflects certain terms of the Fund’s management agreement and its fee waiver/expense reimbursement agreement. Please ensure the corresponding agreements are filed as exhibits.

Response:	The agreements will be filed as exhibits in the definitive filing.

Columbia Integrated Large Cap Growth Fund, Columbia Integrated Large Cap Value Fund, and Columbia Integrated Small Cap Growth Fund

Summary of the Fund — Principal Investment Strategies

(revisions should be reflected in the corresponding disclosure in the More Information About the Fund section as necessary)

Comment 17:	Please disclose the equity securities the Fund principally investments in and add appropriate risk disclosure.

Response:	The second paragraph of Principal Investment Strategies will be revised to reflect that the equity securities that the Fund invests in generally include common stocks.

Comment 18:	Please explain the criteria or metrics the portfolio managers will use to evaluate and/or measure “improving investor interest.”

Response:	The disclosure will be revised to reflect that the criteria the portfolio managers use to measure improving investor interest includes factors “such as positive price momentum”.

More Information About the Fund — Principal Investment Strategies

Comment 19:	This strategy disclosure is virtually identical to the summary except for the mention of ESG. Please revise to provide fulsome disclosure of the Fund’s principal strategies in accordance with Item 9, including more details about how the Fund determines when to buy and sell securities.

Response:	Discussion of how the Fund determines when to buy and sell securities, including its consideration of environmental, social, and governance considerations, is appropriately included in the disclosure. Although not necessary, the disclosure of the Fund’s principal investment strategies that is included in the Summary of the Fund section is replicated in this section for context.

Comment 20:	In the first paragraph discussion of market capitalization range, for clarity, you should add a sentence that the determination of a company’s market capitalization size is made at time of investment. Also, this language is overly broad as to what the Fund can do if investments subsequently fall outside of the stated capitalization range. Please revise (i.e., add that the Fund cannot purchase additional investments in that security as part of its 80% policy).

Response:	The disclosure will be revised to address the Staff’s comment.

Comment 21:	Please briefly identify examples of ESG criteria considered and whether the screen is applied to all investments. The Fund should also disclose, where appropriate, how the Fund will approach relevant ESG proxy issues for their portfolio companies. Alternatively, the Fund should explain in correspondence why it believes such disclosure is not required.

Response:	The following disclosure will be added to the paragraph that discusses ESG considerations:

The ESG factors considered as part of the Investment Manager’s overall assessment of the risks and opportunities presented by an investment vary by issuer, depending in part on the availability and reliability of relevant information, and may include risks to the issuer’s business arising out of its environmental and social impacts and its corporate governance practices.

The Fund’s proxy voting policies and guidelines with respect to portfolio companies is described in the Statement of Additional Information in the Corporate Governance and Proxy Voting Principles section.

Columbia Pyrford International Stock Fund

Summary of the Fund — Principal Investment Strategies
(revisions should be reflected in the corresponding disclosure in the More Information About the Fund section as necessary)

Comment 22:	Please clarify whether the Fund invests primarily in companies that are constituents of the MSCI EAFE index. Otherwise, please explain how merely being located in one of the 21 countries within the MSCI EAFE index satisfies the “economically tied.” See Investment Company Names, Investment Company Act Release No. 24828, at n. 42 (Jan. 17, 2001).

Response:	The following disclosure will be added to the first paragraph:

In determining where a company is located, the Fund primarily relies on the country where the company is organized, but also may consider the country where the company’s revenues are primarily derived and the primary market listing for the class of company shares to be purchased.

Comment 23:	If a significant amount of the Fund’s assets will be invested in a particular sector, geographic region or country, please include strategy and risk disclosure to that effect. We note the Fund invests significantly in Asia Pacific and Europe based on risk disclosure. At a minimum, this should be identified in the strategies, and the same comment applies for consumer sector and industrial sector.

Response:	The disclosure will be revised to appear as follows:

The Fund may at times focus its investments in one or more sectors, including the industrials sector, and certain countries or geographic areas, including the Asia Pacific region and Europe.

Comment 24:	The Principal Risks section includes disclosure related to the risks of investing in derivatives. However, there is no corresponding disclosure in the Principal Investment Strategy section. Please revise the disclosure as appropriate.

Response:	The disclosure in the Principal Investment Strategy section will be revised to reflect that the Fund may invest in derivatives including forward foreign currency contracts.

Comment 25:	Please briefly identify examples of ESG criteria considered and whether the screen is applied to all investments. The Fund should also disclose, where appropriate, how the Fund will approach relevant ESG proxy issues for their portfolio companies. Alternatively, the Fund should explain in correspondence why it believes such disclosure is not required.

Response:	The following disclosure will be added to the paragraph that discusses ESG considerations:

The ESG factors considered as part of Pyrford’s overall assessment of the risks and opportunities presented by an investment vary by issuer, depending in part on the availability and reliability of relevant information, and may include risks to the issuer’s business arising out of its environmental and social impacts and its corporate governance practices.

Summary of the Fund — Principal Risks
(revisions should be reflected in the corresponding disclosure in the More Information About the Fund section as necessary)

Comment 26:	The disclosure for Derivatives Risk and Derivatives Risk – Forward Contracts Risk include a list of related risks at the end of the disclosure. Please include descriptions of these risks.

Response:	These related risks are described in-line as part of the corresponding Principal Risk disclosure in the More Information About the Fund section pursuant to Item 9.

Comment 27:	With respect to Emerging Markets Securities Risk disclosure within the Fund’s Summary of the Fund – Principal Risks section, please include risks related to market manipulation concerns. See ADI 2020-11 Registered Funds’ Risk Disclosure Regarding Investments in Emerging Markets.

Response:	Emerging Markets Securities Risk disclosure has been revised to reflect the elevated risk of market manipulation for emerging market issuers.

Comment 28:	If the Fund will have material exposure to China, including China A shares, please disclose the risks associated with investments in China.

Response:	The Fund does not currently intend to invest in China, including China A shares, as part of its principal investment strategy. Therefore, disclosure of risks associated with Chinese investments will not be added.

Comment 29:	The disclosure of Sector Risk implies that the Fund intends to invest a significant portion of its assets in companies in the consumer staples sector. If so, please disclose this as a principal investment strategy and include discussion of the principal risks of investing in companies in this sector.

Response:	The Fund does not currently intend to invest a significant portion of its assets in companies in the consumer staples sector. The disclosure of Sector Risk will be revised accordingly.

Columbia Ultra Short Municipal Bond Fund

Summary of the Fund — Principal Investment Strategies
(revisions should be reflected in the corresponding disclosure in the More Information About the Fund section as necessary)

Comment 30:	Please confirm supplementally that, in accordance with Item 3, Instr. 3(f) of Form N-A, if “acquired fund fees and expenses” (AFFE) exceed 0.01% of the average net assets of the ETF, it will include a line item in the Fee Table for AFFE.

Response:	So confirmed.

Comment 31:	Please specify any states or jurisdictions in which the Fund intends to emphasize for investment.

Response:	The Fund currently does not intend to emphasize any particular states or jurisdictions for investment, and therefore, the disclosure will not be revised.

Comment 32:	The Principal Risks section reflects that Frequent Trading Risk is a principal risk of investing in the Fund. Please include corresponding principal investment strategy disclosure.

Response:	The following disclosure will be added to the Principal Investment Strategies section:

The Fund’s investment strategy may involve the frequent trading of portfolio securities.

Comment 33:	If the Fund has material exposure to the municipal bonds issued by any jurisdiction experiencing financial distress, please identify that jurisdiction and add relevant risk disclosure.

Response:	The Fund does not currently intend to have material exposure to any such jurisdictions and therefore the disclosure will not be revised.

Summary of the Fund — Principal Risks
(revisions should be reflected in the corresponding disclosure in the More Information About the Fund section as necessary)

Comment 34:	In the Municipal Securities Risk disclosure, please add discussion of risks associated with COVID-19 or explain why not relevant.

Response:	The disclosure will be revised to reflect that the COVID-19 pandemic has significantly stressed the financial resources of many municipal issuers, which may impair a municipal issuer’s ability to meet its financial obligations when due and could adversely impact the value of its bonds, which could negatively impact the performance of the Fund.

Performance Information

Comment 35:	Please disclose information about the additional indexes. See Instruction 2(b) to Item 4(b)(2) of Form N-1A. The Bloomberg 1 Year Municipal Bond Index and iMoneyNet, Inc. Money Market Fund Tax-Free National Retail Index appear to be the broad based indices that should be described per the instruction.

Response:	The narrative disclosure has been revised to provide that the Fund’s blended index is comprised of two indices, which, for purposes of Form N-1A, the Bloomberg 1 Year Municipal Bond Index is the primary index and the iMoneyNet, Inc. Money Market Fund Tax-Free National Retail Index is an additional index. Pursuant to Instruction 2(b) to Item 4(b)(2), the additional index is so described in the manner pursuant to Form N-1A, in that “the narrative explanation accompanying the bar chart and table . . . stat[es] that the information shows how the Fund’s performance compares with the returns of an index . . . with similar investment objectives”, which is, in the case of the Fund and all disclosed indexes, investment in municipal bonds.

STATEMENT OF ADDITIONAL INFORMATION (SAI) COMMENTS

Cover Page

Comment 36:	Please add the necessary hyperlink to the most recent annual report for each Predecessor Fund, which is incorporated in the SAI by reference.

Response:	The necessary hyperlink will be added in the definitive filing.

Comment 37:	Please add the definition for each Predecessor Fund as referenced in the disclosure.

Response:	A table will be added to identify and define each Predecessor Fund.

Comment 38:	In the Concentration – D section, please clarify how the Fund will implement its concentration policy with respect to investments in any private activity municipal debt securities issued by non-governmental entities.

Please note that a Fund should look through a private activity municipal debt security whose principal and interest payments are derived principally from the assets and revenues of a non-governmental entity in order to determine the industry to which the investments should be allocated when determining the Fund’s compliance with its concentration policies.

Alternatively, a Fund can provide an exception for these private activity municipal securities as follows: “other than municipal securities backed principally from the assets and revenues of non-governmental users.”

Response:	SEC Release No. IC-9785, May 31, 1977 (“Certain Matters Concerning Investment Companies Investing in Tax-Exempt Securities”) states that the concentration policy required by Section 8(b)(1)(E) of the 1940 Act does not apply to “investments in tax-exempt securities issued by governments or political subdivisions of governments since such issuers are not members of any industry.” Each applicable fund, including the Funds, will implement its concentration policy with respect to investments in any private activity municipal debt securities issued by non-governmental entities in a manner consistent with SEC Release No. IC-9785.

Comment 39:	Also, in the Concentration – D section, please add an explanatory note stating that the Fund will consider the investments of underlying funds when determining compliance with its concentration policy.

Response:	The following explanatory footnote will be added to the Concentration – D section:

A Fund considers the concentration policies of any underlying funds in which it invests, and the fund will consider the portfolio positions at the time of purchase, which in the case of unaffiliated underlying funds is based on portfolio information made publicly available by each underlying fund.

Comment 40:	Under the Names Rule Policy section, please delete the disclosure underlined below as it is not consistent with the Rule 35d-1 asset-based test.

To the extent that the Fund counts derivatives towards compliance with its 80% policy, such instruments will be valued based on their market value or fair value (determined in accordance with the Fund’s valuation procedures) or, when the adviser determines that the notional value of such instruments is a more appropriate measure of the Fund’s exposure to economic characteristics of investments that are consistent with the Fund’s 80% policy, at such notional value.

Response:	The Fund counts derivatives towards satisfaction of the 80% test in a manner consistent with the Commission’s statement that, “[i]n appropriate circumstances an investment company [would be permitted] to include a synthetic instrument in the 80% basket if it has economic characteristics similar to the securities included in that basket.” (Investment Company Act Release No. 24828 (January 17, 2001).)

Comment 41:	Please revise all asset segregation and similar disclosure to cover requirements under 18f-4 effective Jan 2022.

Response:	Disclosure will be appropriately revised according to such requirements prior to the Compliance Date specified in the Rule 18f-4 adopting release.

Comment 42:	Please move the disclosure under Conduct of the Trust’s Business, as revised by these comments, to the appropriate location in each Fund’s prospectus.

Response:	The disclosure is included in the Funds’ SAI even though it does not appear to be specifically required by any item of Form N-1A. The Fund respectfully submits that the current disclosure and its placement is appropriate.

Comment 43:	Please specify the state in which the Trust is organized in the disclosure under Conduct of the Trust’s Business.

Response:	A cross-reference will be provided to the About the Trust section of the SAI where the disclosure regarding the state in which the Trust is organized appears.

Comment 44:	Please revise the disclosure under Conduct of the Trust’s Business regarding shareholder derivative claims to include the carve-out under federal securities law.

Response:	The Fund respectfully declines to make the requested change. The Fund notes that in Kamen v. Kemper Financial Services, Inc., 500 U.S. 90 (1991), the Supreme Court found that state law governs the determination of whether a plaintiff has made an adequate demand or has been excused from making such a demand in connection with a derivative action under the Investment Company Act of 1940. The Funds are not aware of any court decisions or legislation that would contradict this general principle enunciated in Kamen. Nor are the Funds aware of any court decisions or legislation that would make state law derivative demand procedures, including those set forth in the Funds’ By-Laws, generally unenforceable with respect to registered investment companies.

Comment 45:	For Exhibit (i), please include a new opinion of counsel because each Fund is a new series.

Response:	A new opinion of counsel will be included as an exhibit to the registration statement.

Comment 46:	For Exhibit (j), please include the appropriate consent of independent registered public accounting firm.

Response:	A new opinion of counsel will be included as an exhibit to the registration statement.

If you have any questions, please contact either me at (212) 850-1703 or Andrew Kirn at (612) 678-9052.

Sincerely,

/s/ Joseph D’Alessandro
Joseph D’Alessandro
Assistant Secretary
Columbia Funds Series Trust II